Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (972)577-6424

Peter Altabef, Chief Executive Officer
Perot Systems Corporation
2300 Plano Parkway
Plano, TX 75075

      Re: Perot Systems Corporation
             Definitive 14A
             Filed April 5, 2007
             File No. 001-14773

Dear Mr. Altabef:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 10

1. With respect to the stock awards reported in column (c) and the option awards reported in column (d), disclose in a footnote the grant date fair value of each award computed in accordance with SFAS 123R and the aggregate number of stock and option awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii)and (iv) and the Instruction to Item 402(k).

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

2. Please provide clear disclosure that addresses how decisions regarding particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. You provide some disclosure addressing a minimal relationship between different awards as it relates to an executive's total compensation opportunity but, as a general matter, your disclosure lacks sufficient quantitative or qualitative discussion of the analyses that underlie the Committee's decisions to make specific awards and how decisions regarding one type of award motivate the Committee to award other forms of compensation. Revise the Compensation Discussion and Analysis to explain and place in context the relationship between incentive compensation and other forms of pay and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

3. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the termination and change in control provisions. Also discuss the rationale for decisions made in connection with these arrangements and how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Market Benchmarking, page 19

4. You state that your objective is to set compensation "around the middle of market practice." Please specify how each element of compensation relates to the data you analyzed from the comparator companies and include a specific discussion of

where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.

Role of Executive Officers in Compensation Decisions, page 20

5. Please elaborate on the role of Mr. Altabef in Perot Systems' compensation processes and his input during the crafting of compensation packages. For example, consider adding discussion of whether or not Mr. Altabef makes recommendations to the Human Resource and Compensation Committee relating to measures, targets and similar items that affect his compensation and the extent to which Mr. Altabef attends Committee meetings or meets with the consultants used by the Committee.

Long-Term Stock Incentives, page 21

6. It does not appear as though you have addressed how you determine when to award equity-based compensation. See Item 402(b)(2)(iv) of Regulation S-K. Also refer to Section II.A Release 33-8732A, which discusses the concepts to consider when drafting disclosure relating to option timing.

Analysis of 2006 Compensation, page 23

Short-Term Incentive Program, page 23

7. Please disclose the specific items of company performance, such as operating unit performance, and the individual performance objectives used to determine incentive amounts and describe how you structure your incentive awards around these performance goals and individual objectives. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

8. Please provide additional analysis about how you determine the amount of compensation you pay under the short-term incentive program. See Item 402(b)(1)(v) of Regulation S-K. Provide a more focused discussion that not only sets forth the amount of compensation awarded under this program but also

provides substantive analysis and insight into how the Committee set the amount of cash to be awarded upon attainment of the relevant performance objectives. Please ensure that your disclosure contains appropriate analysis of the specific factors considered by the Committee in setting compensation levels and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered.

9. Although you provide a description of how company performance affects annual bonuses and equity-based awards, there is minimal analysis of the effect individual performance has on compensation awards despite disclosure throughout that indicates that you make compensation-related decisions in connection with "individual performance reviews." Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. Finally, expand your disclosure to include discussion and analysis of the factors the Committee considered in establishing personal objectives for Mr. Altabef. See Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Stock Incentives, page 25

10. Refer to the disclosure relating to the company's consideration of accounting expense in making determinations regarding equity-based long term compensation. Please expand your disclosure to provide a complete description of how the cost of executive compensation factors into your overall compensation decision-making policies and how the amounts expensed in prior fiscal years specifically impact compensation awards in the fiscal year for which compensation is being reported.

Pension Benefits and Non-Qualified Deferred Compensation, pages 31-32

11. Given that you are not required to provide disclosure pursuant to paragraphs (h) and (i) of Item 402 of Regulation S-K, the blank tables on pages 31 and 32 are extraneous and you are not required to include them.

Certain Relationships and Related Transactions, page 37

12. Pursuant to paragraph (b) of Item 404 of Regulation S-K, please describe your policies and procedures for review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404. This includes a discussion of the standards to be applied pursuant to such policies and procedures

and a statement of whether or not the policies and procedures are in writing See Item 404(b)(1)(ii) and (iv) and Section V.B. of Commission Release 33-8732A.

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor